Exhibit 99.1

News Release

November 8, 2018

TELUS reports strong results for third quarter 2018

Consolidated revenue and EBITDA growth of 11 per cent and 8.2 per cent, respectively and free cash flow growth of 41 per cent; excluding impacts of TELUS Garden and TELUS Friendly Future Foundation, revenue and EBITDA up 5.8 per cent and 6.4 per cent, respectively

Strong total customer growth of 187,000, including 199,000 new wireless, Internet and TV customer additions

Total wireless net additions of 145,000, including 109,000 postpaid additions, combined with industry-leading wireless postpaid churn of 0.87 per cent, reflecting customer service and network excellence; strongest wireless customer growth since Q3 2010

Wireline customer additions of 42,000, with strong Internet and TV customer growth, driven by record Q3 customer loyalty and leading broadband network leadership

Quarterly dividend increased to $0.545 per share, our sixteenth dividend increase since 2011; $1.2 billion returned to shareholders in 2018 through our dividend growth program

2019 capital expenditures anticipated to be similar to 2018, at approximately $2.85 billion

Vancouver, B.C. — TELUS Corporation today released its unaudited results for the third quarter of 2018. For the quarter, consolidated operating revenue of $3.8 billion increased by 11 per cent over the same period a year ago. This growth was driven by higher wireless network and equipment revenues, wireline services revenue growth and higher Other operating income resulting from our share of the non-recurring equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden. Excluding this equity income, consolidated operating revenue increased by 5.8 per cent.

Earnings before interest, income taxes, depreciation and amortization (EBITDA) increased by 8.2 per cent to $1.3 billion due to higher revenue growth as referenced above and improved wireless equipment margins. This growth was partly offset by incremental employee benefits expense due to recent business acquisitions and increased costs to support our growing customer base. Adjusted EBITDA was up 6.4 per cent when excluding the net gain from the sale of TELUS Garden, as well as restructuring and other costs, which included our committed donation of $118 million to the TELUS Friendly Future Foundation.

“TELUS reported strong operational and financial results for the third quarter, including robust customer growth across both the wireless and wireline segments of our business. This was buttressed by a continued excellent performance in wireless and wireline customer loyalty and lifetime revenue,” said Darren Entwistle, President and CEO. “Importantly, the TELUS team continues to achieve industry-leading postpaid wireless churn, and realized record third quarter high-speed Internet and TV retention levels. This performance was driven by our team’s relentless focus on providing exceptional customer experiences, and was anchored by the ongoing generational investments we are making in our leading broadband wireline and wireless networks, both of which are hallmarks of TELUS’ successful, long-term growth strategy.”

Mr. Entwistle added, “The efficacy of our broadband technology investments is reflected in TELUS, once again, being named as having the fastest mobile network in Canada by PCMag. This repeat acknowledgement builds on our outstanding record of achievement with respect to network excellence, having already earned the top spot in all major mobile network reporting this year, including Ookla, J.D.

Power and OpenSignal. These leading network rankings, each received consecutively for two or more years, reinforce the consistent superiority of TELUS’ broadband networks available to citizens across the country.

Mr. Entwistle further commented, “Our dividend increase announced today, on the back of our 41 per cent free cash flow growth, reflects the sixteenth increase since 2011, and is the fourth in our most recent three-year dividend growth program, targeting annual growth between seven and 10 per cent through 2019. This builds on our proven track record of providing investors with the industry’s best multi-year dividend growth program, which continues to generate significant value for our shareholders. Notably, TELUS has now returned $16 billion to shareholders, including $10.8 billion in dividends, representing $27 per share since 2004. We look forward to updating investors on the progression of this programme at our 2019 annual general meeting.”

Doug French, Executive Vice-president and CFO said, “For the third quarter of 2018, TELUS delivered positive operational and financial results, reflecting the strength of our multiple product and valued service offerings, our commitment to customer service excellence and our network superiority. Our strategic capital investments are clearly paying off, as evidenced by our strong subscriber and loyalty results, and position us to maintain our network leadership as we progressively move towards the arrival of 5G.”

Mr. French added, “As we head into the seasonally important final quarter of 2018, we remain focused on executing against our strategy, amplifying our efforts on cost efficiency, focusing on margin accretive customer growth and investing to support our growth strategy. Today we are raising our full year 2018 assumption for restructuring and other costs, including an additional $50 million targeted towards further streamlining our business and enhancing our effectiveness in serving our growing customer base. This additional investment in restructuring, to be recorded in the fourth quarter of 2018, is expected to deliver annual cost savings of more than $50 million beginning next year. Meanwhile, our net debt to EBITDA leverage ratio continues to improve, putting us in good position for 2019.”

In wireless, network revenue increased by 2.2 per cent to $1.5 billion, reflecting continued customer growth and a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. This was partly offset by declining chargeable data usage and the competitive environment putting pressure on rate plan prices.

In wireline, our data services revenue increased by 15 per cent to $1.2 billion, reflecting higher customer care and business services (CCBS) contracting revenues due to growth in business volumes including recent business acquisitions and recovery of organic growth, increased Internet and enhanced data service revenues from higher revenue per customer and continued high-speed Internet subscriber growth, increased TELUS Health revenues driven by business acquisitions, revenues from our home and business security service offerings and increased TELUS TV revenues from subscriber growth.

In the quarter, we attracted 199,000 new wireless, high-speed Internet and TELUS TV customers, up 47,000 or 31 per cent over the same quarter a year ago. The higher net additions included 145,000 wireless net additions, including 109,000 postpaid net additions, as well as 36,000 high-speed Internet subscribers and 18,000 TELUS TV customers. Our total wireless subscriber base of 9.2 million is up 3.7 per cent from a year ago, reflecting a 4.5 per cent increase in our postpaid subscriber base to 8.2 million. Our high-speed Internet connections of 1.8 million are up 6.3 per cent over the last twelve months, while our TELUS TV subscriber base stands at 1.1 million.

For the quarter, net income of $447 million increased by 10 per cent over the same period a year ago as EBITDA growth was partly offset by higher depreciation and amortization due to growth in our asset base resulting in part from business acquisitions as well as increased financing costs. The higher financing costs also included a long-term debt prepayment premium of $34 million from the early redemption of our $1.0 billion 5.05 per cent Series CG Notes due December 2019. Basic earnings per share (EPS) of $0.74 rose by 8.8 per cent over the same period last year. Adjusted net income of $445 million increased by 6.7 per cent over the same period a year ago, while adjusted EPS of $0.74 rose by 5.7 per cent.

CONSOLIDATED FINANCIAL HIGHLIGHTS

C$ millions, except per share amounts	Three months ended September 30		Per cent
(unaudited)	2018	2017(1)	change
Operating revenues(2)	3,774	3,404	10.9
Operating expenses before depreciation and amortization(3)	2,425	2,160	12.3
EBITDA(4)	1,349	1,244	8.2
Adjusted EBITDA(4)(5)	1,351	1,267	6.4
Net income	447	406	10.1
Adjusted net income(6)	445	417	6.7
Net income attributable to common shares	443	403	9.9
Basic EPS	0.74	0.68	8.8
Adjusted basic EPS(6)	0.74	0.70	5.7
Capital expenditures (excluding spectrum licences)	762	821	(7.2)
Free cash flow(7)	303	215	40.9
Total subscriber connections(8) (thousands)	13,311	12,942	2.9

(1)             Our results for 2017 have been adjusted to reflect the retrospective application of IFRS 15 and IFRS 9, which were adopted January 1, 2018.

(2)             Consolidated operating revenue for the third quarter of 2018 includes non-recurring equity income related to real estate joint ventures of $171 million arising from the sale of TELUS Garden, of which 50 per cent was allocated to each of the wireless and wireline segments. Excluding the effect of equity income related to real estate joint ventures arising from the sale of TELUS Garden, Operating revenues increased by 5.8 per cent.

(3)             Operating expenses before depreciation and amortization for the third quarter of 2018 includes a $118 million committed donation to the TELUS Friendly Future Foundation, of which 50 per cent was allocated to each of the wireless and wireline segments. Of the $118 million, an initial donation of $100 million was made in TELUS Common Shares, with the remainder committed over a 10-year period. Excluding the donation, Operating expenses before depreciation and amortization increased by 6.8 per cent.

(4)             EBITDA is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. We issue guidance on and report EBITDA because it is a key measure used to evaluate performance. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release or Section 11.1 in the 2018 third quarter Management’s discussion and analysis.

(5)             Adjusted EBITDA for the third quarters of 2018 and 2017 excludes restructuring and other costs of $173 million and $23 million respectively and non-recurring gains and equity income related to real estate joint ventures.

(6)             Adjusted net income and adjusted basic EPS are non-GAAP measures and do not have any standardized meaning prescribed by IFRS-IASB. These terms are defined in this news release as excluding from net income attributable to common shares and basic EPS (after income taxes), restructuring and other costs, non-recurring gains and equity income related to real estate joint ventures, long-term debt prepayment premium, and favourable income tax-related adjustments. For further analysis of adjusted net income and adjusted basic EPS, see ‘Non-GAAP and other financial measures’ in this news release or Section 1.3 in the 2018 third quarter Management’s discussion and analysis.

(7)             Free cash flow is a non-GAAP measure and does not have any standardized meaning prescribed by IFRS-IASB. For further definition and explanation of this measure, see ‘Non-GAAP and other financial measures’ in this news release or Section 11.1 in the 2018 third quarter Management’s discussion and analysis.

(8)             The sum of active wireless subscribers, residential network access lines, high-speed Internet access subscribers and TELUS TV subscribers, measured at the end of the respective periods based on information in billing and other systems. Effective April 1, 2017, postpaid subscribers, total subscribers and associated operating statistics (gross additions, net additions, average billing per user per month (ABPU), average revenue per subscriber unit per month (ARPU) and churn) were adjusted to include an estimated migration of 85,000 Manitoba Telecom Services Inc. (MTS) subscribers in the opening subscriber balances. Subsequent to this, on October 1, 2017, postpaid and total subscribers and associated operating statistics were adjusted to reduce estimated migrations of MTS subscribers down by 11,000 to 74,000. Effective April 1, 2018, and on a prospective basis, we have adjusted cumulative subscriber connections to remove approximately 68,000 TELUS TV subscribers as we have ceased marketing our Satellite TV product.

Third Quarter 2018 Operating Highlights

TELUS wireless

•                  External wireless revenue increased by $169 million or 8.5 per cent driven by higher network and equipment revenues as well as higher Other operating income resulting from our share of the non-recurring equity income arising from the sale of TELUS Garden. Excluding this non-recurring equity income, external wireless revenue was higher by 4.2 per cent

•                  Wireless network revenues increased by $34 million or 2.2 per cent year-over-year to $1.5 billion. This growth was driven by continued subscriber growth and a larger proportion of customers selecting plans with larger data buckets or periodically topping up their data buckets. These were partly offset by declining chargeable data usage and the competitive environment putting pressure on rate plan prices.

•                  Wireless equipment and other service revenue increased by $50 million or 10.8 per cent mainly due to more higher-value smartphones in the gross additions and retention mix, partly offset by lower new postpaid contracts.

•                  Average billing per user per month (ABPU) of $68.64 was essentially unchanged over the same period last year, reflecting a decline in chargeable data usage and competitive pressures on base rate plan pricing, offsetting growth from customers selecting plans with larger data buckets and more higher-value smartphones in the gross additions and retention mix.

•                  Postpaid churn rate of 0.87 per cent remained comparatively low as our focus on customers first initiatives, retention programs and leading network quality was partly offset by incremental deactivations from competitive intensity. This marks the twentieth out of the past twenty-one quarters postpaid churn has been below 1 per cent.

•                  Wireless postpaid net additions of 109,000 decreased by 6,000 over the same period a year ago due to competitive intensity. Prepaid net additions totaled 36,000, reflecting an improvement of 27,000 over the same period a year ago, due to successful promotions and lower churn.

•                  EBITDA of $921 million increased by $79 million or 9.3 per cent, while Adjusted EBITDA of $912 million increased by $59 million or 6.8 per cent over last year, reflecting network revenue growth driven by a larger customer base and an improvement in equipment margins, partly offset by higher administrative costs and increased customer support costs due to growth in the subscriber base and increased network operating expenses. Excluding the effects of IFRS 15, Adjusted EBITDA of $866 million was higher by $53 million or 6.5 per cent.

•                  Wireless capital expenditures decreased by $19 million or 8.0 per cent over the same period a year ago due to lower wireless infrastructure investments.

TELUS wireline

•                  External wireline revenues increased by $201 million or 14.1 per cent to $1.6 billion. This growth was driven by higher data services revenue growth and higher Other operating income resulting from our share of the non-recurring equity income arising from the sale of TELUS Garden. Excluding this non-recurring equity income, external wireline revenue was higher by 8.1 per cent.

•                  Data services revenues increased by $149 million or 14.6 per cent, reflecting higher CCBS contracting revenues due to growth in business volumes including from business acquisitions and recovery of organic growth, and increased Internet and enhanced data service revenues resulting from higher revenue per customer, as well as an increase in our high-speed Internet subscriber base. Additionally, increased TELUS Health revenues driven by growth from business acquisitions, revenues from our home and business security service offerings and increased TELUS TV revenues resulting from subscriber growth also supported data services revenue growth.

•                  High-speed Internet net additions of 36,000 increased by 17,000 over the same quarter a year ago due to increased customer demand for our high-speed broadband services, including fibre to the premises, as well as improved churn reflecting our focus on executing customers first initiatives and retention programs.

•                  TELUS TV net additions of 18,000 increased by 9,000 over the same quarter a year ago due to a lower customer churn rate from stronger retention efforts and higher gross additions from our diverse product offerings.

•                  Residential network access line (NAL) losses of 12,000 improved by 8,000 over the same quarter a year ago, reflecting the success of our stronger retention efforts. Residential NAL losses continue to reflect the trend of substitution to wireless and Internet-based services. Over the last 12 months for the period ending September 30, 2018, we experienced a 4.0% decline in residential as compared to a 6.0% decline in residential NALs in the 12-month period ended September 30, 2017.

•                  Wireline EBITDA of $428 million increased by $26 million or 6.1 per cent, while Adjusted EBITDA increased by $25 million or 5.7 per cent due to growth in Internet and TELUS Health margins, as well as an increased contribution from our CCBS contracting business. This was partly offset by the continued declines in legacy voice services. Excluding the effects of IFRS 15, Adjusted EBITDA of $429 million increased by 2.1 per cent.

•                  Wireline capital expenditures decreased by $40 million or 6.8 per cent over the same period a year ago primarily due to lower expenditures related to customer premise equipment, as well as a planned reduction of broadband capital expenditures. We continued connecting additional homes and businesses directly to our fibre-optic technology and our investments support systems reliability and operational efficiency and effectiveness. At the end of the third quarter of 2018, approximately 1.74 million premises, or 56 per cent of our high-speed broadband footprint of 3.1 million premises, are covered by our TELUS PureFibre network. This is up approximately 410,000 premises over the same period a year ago.

TELUS sets preliminary 2019 capital expenditure target

Capital expenditures for 2019, excluding the purchase of spectrum licences, is estimated to be similar to our 2018 target of approximately $2.85 billion. In 2019, we will continue connecting more homes and businesses directly to our fibre-optic network, further expanding our PureFibre footprint, while continuing to advance our small-cell technology strategy to improve coverage and prepare for a more efficient and timely evolution to 5G. Additionally, we plan to continue investing in our support systems to drive ongoing operational effectiveness and efficiency in serving our growing customer base.

Dividend Declaration — quarterly dividend increased to $0.545 per share

The TELUS Board of Directors has declared a quarterly dividend of $0.545 per share on the issued and outstanding Common Shares of the Company payable on January 2, 2019 to holders of record at the close of business on December 11, 2018. This fourth quarter dividend represents an increase of $0.04 or 7.9 per cent from the $0.505 quarterly dividend paid on January 2, 2018 and is the sixteenth dividend increase since TELUS announced its original multi-year dividend growth program in May 2011.

Sale of TELUS Garden and donation to the TELUS Friendly Future Foundation

In August, the TELUS Garden real estate joint venture sold the income producing property and the related net assets. The purchaser assumed the 3.7% mortgage and the 3.4% bonds secured by the income producing property. In the application of equity accounting, we recorded our share of the non-recurring gain at $171 million. Concurrently, we committed to a donation to the TELUS Friendly Future Foundation of $118 million to help ensure vulnerable youth thrive in our digital society through better access to health and educational opportunities. Of this $118 million, an initial donation of $100 million was made in the third quarter of 2018 in TELUS Corporation Common Shares acquired in the market, with the remainder committed over a 10-year period. The Foundation will give financial grants to grassroots charities across Canada that need help in directly supporting underserved youth in our communities. Through these grants, the Foundation will support our Community Boards in connecting youth to the people and opportunities that matter most.

Denise Pickett joins our Board of Directors

Effective November 1, 2018, Denise Pickett joined our Board. Denise was named Chief Risk Officer and President, Global Risk, Banking and Compliance, American Express in February 2018. From 1992 to the present, Denise has held a series of progressively senior roles throughout American Express. She was Country Manager for American Express Canada and President and CEO of Amex Bank of Canada. Denise subsequently relocated to the United States where most recently she served as the President of American Express OPEN, the small business division, followed by the President of U.S. Consumer Services. She was also a member of the board of directors of the Hudson’s Bay Company (2012 to 2018) and serves as Vice Chair on the board of directors of the United Way of New York City. Denise holds an MBA in marketing from the Schulich School of Business at York University and earned her Honours BA in Human Biology and Physiology from the University of Toronto. She was named to Payment Source’s Most Influential Women in Payments in 2018.

Corporate Highlights

TELUS makes significant contributions and investments in the communities where team members live, work and serve and to the Canadian economy on behalf of customers, shareholders and team members. These include:

•                  Paying, collecting and remitting a total of approximately $1.4 billion in taxes in the first nine months of 2018 to federal, provincial and municipal governments in Canada consisting of corporate income taxes, sales taxes, property taxes, employer portion of payroll taxes and various regulatory fees. Since 2000, we have remitted approximately $24 billion in these taxes.

•                  Disbursing spectrum renewal fees of over $50 million to Innovation, Science and Economic Development Canada in the first nine months of 2018. Since 2000, our total tax and spectrum remittances to federal, provincial and municipal governments in Canada have totaled approximately $29 billion.

•                  Investing approximately $2.2 billion in capital expenditures primarily in communities across Canada in the nine months of 2018 and approximately $37 billion since 2000.

•                  Spending $6.1 billion in total operating expenses in the first nine months of 2018, including goods and service purchased of approximately $4.4 billion. Since 2000, we have spent $113 billion and $75 billion respectively in these areas.

•                  Generating a total team member payroll of $2.0 billion in the first nine months of 2018, including payroll taxes of $111 million. Since 2000, total team member payroll totals $44 billion.

•                  Returning $1.2 billion in dividends through four quarterly dividend payments in 2018 to individual shareholders, mutual fund owners, pensioners and institutional investors. Since 2004, we have returned approximately $16 billion to shareholders through our dividend and share purchase programs, including $10.8 billion in dividends, representing $27 per share.

Access to Quarterly results information

Interested investors, the media and others may review this quarterly earnings news release, management’s review of operations, quarterly results slides, audio and transcript of the investor webcast call, supplementary financial information at telus.com/investors.

TELUS’ third quarter 2018 conference call is scheduled for Thursday, November 8, 2018 at 9:30am ET (6:30am PT) and will feature a presentation followed by a question and answer period with investment analysts. Interested parties can access the webcast at telus.com/investors. An audio recording will be available on November 8 until December 15, 2018 at 1-855-201-2300. Please use reference number 1238355# and access code 77377#. An archive of the webcast will also be available at telus.com/investors and a transcript will be posted on the website within a few business days.

Caution regarding forward-looking statements

This news release contains forward-looking statements about expected events and the financial and operating performance of TELUS Corporation. The terms TELUS, we, us and our refer to TELUS Corporation and, where the context of the narrative permits or requires, its subsidiaries.

Forward-looking statements include any statements that do not refer to historical facts. They include, but are not limited to, statements relating to our objectives and our strategies to achieve those objectives, our outlook, updates, capital expenditure targets, and our multi-year dividend growth program. Forward-looking statements are typically identified by the words assumption, goal, guidance, objective, outlook, strategy, target and other similar expressions, or future or conditional verbs such as aim, anticipate, believe, could, expect, intend, may, plan, predict, seek, should, strive and will.

By their nature, forward-looking statements are subject to inherent risks and uncertainties and are based on assumptions, including assumptions about future economic conditions and courses of action. These assumptions may ultimately prove to have been inaccurate and, as a result, our actual results or events may differ materially from our expectations expressed in or implied by the forward-looking statements.

Our general outlook and assumptions for 2018 are presented in Section 9 General trends, outlook and assumptions in the Management’s discussion and analysis (MD&A) in our 2017 Annual Report and updated in Section 9 Update to general trends, outlook and assumptions and regulatory developments and proceedings in our MD&A for the third quarter of 2018. Our key assumptions for 2018 include the following:

•                  Slightly slower rate of economic growth in Canada in 2018, estimated to be 2.1% as updated in our first quarter 2018 MD&A (previously 2.2% as reported in our 2017 annual MD&A; 3.1% in 2017). For our incumbent local exchange carrier (ILEC) provinces in Western Canada, we estimate that economic growth in B.C. will be 2.2% in 2018 (previously 2.5% as reported in our 2017 annual MD&A; 3.4% in 2017), and that economic growth in Alberta will be 2.2% in 2018 (previously 2.4% as reported in our 2017 annual MD&A; 3.9% in 2017).

•                  No material adverse regulatory rulings or government actions.

•                  Continued intense wireless and wireline competition in both consumer and business markets.

•                  An increase in wireless industry penetration of the Canadian market.

•                  Ongoing subscriber adoption of, and upgrades to, data-intensive smartphones, as customers want more mobile connectivity to the Internet.

•                  Wireless revenue growth resulting from growth in both postpaid subscriber loading and ABPU.

•                  Continued pressure on wireless acquisition and retention expenses, dependent on gross loading and customer renewal volumes, competitive intensity and customer preferences.

•                  Continued growth in wireline data revenue, resulting from an increase in high-speed Internet and TELUS TV subscribers, speed upgrades and expanding broadband infrastructure, as well as business outsourcing and healthcare solutions.

•                  Continued erosion of wireline voice revenue, resulting from technological substitution and greater use of inclusive long distance and lower wholesale volumes.

•                  Continued focus on our customers first initiatives and maintaining our customers’ likelihood-to-recommend scores.

•                  Employee defined benefit pension plans: Pension plan expense of approximately $97 million recorded in Employee benefits expense and approximately $14 million recorded in employee defined benefit pension plans net interest in Financing costs; a 3.40% rate for discounting the obligation and a 3.50% rate for current service costs for employee defined benefit pension plan accounting purposes; and defined benefit pension plan funding of approximately $50 million.

•                  Restructuring and other costs has been revised to approximately $300 million from approximately $135 million as reported in our 2017 annual MD&A. This was revised to account for the committed donation of $118 million to the TELUS Friendly Future Foundation and to support ongoing and incremental operational efficiencies and personnel-related costs. We continually invest in operational efficiency initiatives, similar to our continual investment in our products, services and technology, while continuing to drive to a more efficient cost structure. The increase in our 2018 restructuring and other costs charge will improve our overall cost structure, improve operational effectiveness and continue to position us to effectively compete in our dynamic industry and support growth in our core strategic priorities.

•                  Income taxes computed at applicable statutory rate of 26.7 to 27.3% and cash income tax payments of approximately $170 to $230 million (2017 — $191 million). Cash tax payments are expected to be relatively consistent with 2017.

•                  Further investments in broadband infrastructure as we approach nearly 50% of our targeted coverage footprint, including expanding our fibre-optic network and 4G LTE capacity expansion and upgrades, as well as investments in network and systems resiliency and reliability.

•                  No wireless spectrum auctions anticipated in 2018.

•                  Stabilization in the average Canadian dollar: U.S. dollar exchange rate (U.S. 77 cents in 2017).

Risks and uncertainties that could cause actual performance or events to differ materially from the forward-looking statements made herein and in other TELUS filings include, but are not limited to, the following:

•                  Competition including: our ability to continue to retain customers through an enhanced customer service experience, including through the deployment and operation of evolving wireless and wireline network; the ability of industry competitors to successfully combine a mix of high-speed Internet access (HSIA) and, in some cases, wireless services under one bundled and/or discounted monthly rate, along with their existing broadcast or satellite-based TV services; the success of new products, new services and supporting systems, such as home automation security, and Internet of Things (IoT) services for Internet-connected devices; continued intense rivalry across all services among wireless and wireline telecommunications companies, cable-TV providers, other communications companies and over-the-top (OTT) services, which, among other things, places pressures on current and future average billing per subscriber unit per month (ABPU) (as described in Section 5 Discussion of operations), average revenue per subscriber unit per month (ARPU), cost of acquisition, cost of retention and churn rate for all services, as do customer usage patterns, flat-rate pricing trends for voice and data, inclusive rate plans for voice and data and availability of Wi-Fi networks for data; mergers and acquisitions of industry competitors; pressures on high-speed Internet and TV ARPU and churn rate resulting from market conditions, government actions and customer usage patterns; residential and business network access line (NAL) losses; subscriber additions and retention volumes, and associated costs for wireless, TV and high-speed Internet services; our ability to obtain and offer content on a timely basis across multiple devices on wireless and TV platforms at a reasonable cost; our ability to compete successfully in customer care and business services (CCBS) contracting given our competitors’ brand recognition, consolidation and strategic alliances as well as technology development and our ongoing ability to provide a service experience that meets or exceeds customer expectations and, in our TELUS Health business, our ability to compete with other providers of electronic medical records and pharmacy management products, systems integrators and health service providers including those that own a vertically integrated mix of health services delivery, IT solutions, and related services, and global providers that could achieve expanded Canadian footprints.

•                  Technological substitution including: reduced utilization and increased commoditization of traditional wireline voice local and long distance services from impacts of OTT applications and wireless substitution, a declining overall market for paid TV services, including as a result of content piracy and signal theft and as a result of a rise in OTT direct to consumer video offerings and virtual multichannel video programming distribution platforms; the increasing number of households that have only wireless and/or Internet-based telephone services; potential wireless ABPU and ARPU declines as a result of, among other factors, substitution to messaging and OTT applications; substitution to increasingly available Wi-Fi services; and disruptive technologies such as OTT IP services, including Network as a Service in the business market, that may displace or re-rate our existing data services.

•                  Technology including: subscriber demand for data that may challenge network and spectrum capacity levels in the future and may be accompanied by increases in delivery cost; our reliance on information technology and our need to streamline our legacy systems; technology options, evolution paths and roll-out plans for video distribution platforms and telecommunications network technologies (including broadband initiatives, such as fibre to the premises (FTTP), wireless small-cell deployment, 5G wireless and availability of resources and ability to build out adequate broadband capacity); our reliance on wireless network access agreements, which have facilitated our deployment of wireless technologies; choice of suppliers and those suppliers’ ability to maintain and service their product lines, which could affect the success of upgrades to, and evolution of, technology that we offer; supplier limitations and concentration and market power for network equipment, TELUS TV® and wireless handsets; the performance of wireless technology; our expected long-term need to acquire additional spectrum capacity through future spectrum auctions and from third parties to address increasing demand for data; deployment and operation of new wireline broadband network technologies at a reasonable cost and availability and success of new products and services to be rolled out using such network technologies; network reliability and change management; self-learning tools and automation that may change the way we interact with customers; and uncertainties around our strategy to replace certain legacy wireline network technologies, systems and services to reduce operating costs.

•                  Regulatory decisions and developments including the potential of government intervention to further increase wireless competition; the potential for regulatory intervention further to the CRTC’s ongoing proceeding with respect to lower-cost data-only plans; future spectrum auctions and spectrum policy determinations, including the amount of spectrum TELUS is able to acquire and its cost under the Technical, Policy and Licensing Framework for Spectrum in the 600 MHz Band, as well as cost and availability of spectrum in the 3500 MHz and mmWave bands; restrictions on the purchase, sale and transfer of spectrum licences; Innovation, Science and Economic Development Canada (ISED’s) consideration to renew TELUS’ AWS-1 and PCS-G spectrum licences that are set to expire in late 2018 and early 2019; the impact of the CRTC’s wireline wholesale services review, with a review of rates and configurations for wholesale access currently in progress for TELUS; changes to the cost burden associated with CRTC-mandated network interconnections; disputes with certain municipalities regarding rights-of-way bylaws, and other potential threats to unitary federal regulatory authority over telecommunications, including provincial wireless and consumer protection legislation; the Competition Bureau’s market study on competition in broadband services; the CRTC’s forthcoming report on the retail practices of Canada’s large telecommunications carriers, as directed by the Governor in Council; the CRTC’s phase-out of the local service subsidy regime and corresponding establishment of a broadband funding regime to support the enhancement of high-speed Internet services focusing on underserved areas in Canada; the CRTC’s review of the price cap and local forbearance regimes; the CRTC’s implementation of new initiatives discussed in its May 2018 report “Harnessing Change: The Future of Programming Distribution in Canada”; vertical integration in the broadcasting industry resulting in competitors owning broadcast content services, and timely and effective enforcement of related regulatory safeguards; the review of the Copyright Act, which began in early 2018; the federal government’s review of the Broadcasting Act, Telecommunications Act and Radiocommunication Act as announced on June 5, 2018; the pending ratification and implementation of the United States Mexico Canada Agreement; restrictions on non-Canadian ownership and control of TELUS Common Shares and the ongoing monitoring and compliance with such restrictions; and our ability to comply with complex and changing regulation of the healthcare and medical devices industry in the provinces of Canada in which we operate, including as an operator of health clinics.

•                  Capital expenditure levels and potential outlays for spectrum licences in spectrum auctions or from third parties, due to: our broadband initiatives, including connecting more homes and businesses directly to fibre; our ongoing deployment of newer wireless technologies, including wireless small cells to improve coverage and capacity and prepare for a more efficient and timely evolution to 5G wireless services; utilizing acquired spectrum; investments in network resiliency and reliability; subscriber demand for data; evolving systems and business processes; implementing efficiency initiatives; supporting large complex deals; and future wireless spectrum auctions held by ISED including the 600 MHz spectrum auction scheduled to take place in March 2019 which will result in increased expenditures. Our capital expenditure levels could be impacted if we do not achieve our targeted operational and financial results.

•                  Human resource matters including: recruitment, retention and appropriate training in a highly competitive industry, and the level of employee engagement.

•                  Operational performance and business combination risks including: our reliance on legacy systems and ability to implement and support new products and services and business operations in a timely manner; our ability to implement effective change management for system replacements and upgrades, process redesigns and business integrations (such as our ability to successfully integrate acquisitions, complete divestitures or establish partnerships in a timely manner, and realize expected strategic benefits, including those following compliance with any regulatory orders); our ability to identify and manage new risks inherent to new service offerings that we may provide, including as a result of acquisitions, which could result in damage to our brand, our business in the relevant area or as a whole, additional exposure to litigation or regulatory proceedings; the implementation of complex large enterprise deals that may be adversely impacted by available resources; system limitations and degree of co-operation from other service providers; our ability to successfully manage operations in foreign jurisdictions, including managing risks such as currency fluctuations; and real estate joint venture re-development risks.

•                  Business continuity events including: our ability to maintain customer service and operate our networks in the event of human error or human-caused threats, such as cyberattacks and equipment failures that could cause various degrees of network outages; supply chain disruptions, delays and economics including as a result of government restrictions or trade actions; natural disaster threats; epidemics; pandemics; political instability in certain international locations; information security and privacy breaches, including data loss or theft of data; intentional threats to our infrastructure and business operations; and the completeness and effectiveness of business continuity and disaster recovery plans and responses.

•                  Ability to successfully implement cost reduction initiatives and realize planned savings, net of restructuring and other costs, without losing customer service focus or negatively affecting business operations. Examples of these initiatives are: our operating efficiency and effectiveness program to drive improvements in financial results, including the future benefits of the 2016 immediately vesting transformative compensation initiative; business integrations; business product simplification; business process outsourcing; offshoring and reorganizations, including any full-time equivalent (FTE) employee reduction programs; procurement initiatives; and real estate rationalization. Additional revenue and cost efficiency and effectiveness initiatives will continue to be assessed and implemented.

•                  Financing and debt requirements including: our ability to carry out financing activities, and our ability to maintain investment grade credit ratings in the range of BBB+ or the equivalent.

•                  Ability to sustain our dividend growth program through 2019. This program may be affected by factors such as the competitive environment, economic performance in Canada, our earnings and free cash flow, our levels of capital expenditures and spectrum licence purchases, acquisitions, the management of our capital structure, and regulatory decisions and developments. Quarterly dividend decisions are subject to assessment and determination by our Board of Directors (Board) based on the Company’s financial position and outlook. Shares may be purchased under our normal course issuer bid (NCIB) when and if we consider it opportunistic, based on the Company’s financial position and outlook, and the market price of TELUS shares. There can be no assurance that our dividend growth program or any NCIB will be maintained, not changed and/or completed through 2019.

•                  Taxation matters including: interpretation of complex domestic and foreign tax laws by the tax authorities that may differ from our interpretations; the timing and character of income and deductions, such as tax depreciation and operating expenses; tax credits or other attributes; changes in tax laws, including tax rates; tax expenses being materially different than anticipated, including the taxability of income and deductibility of tax attributes; elimination of income tax deferrals through the use of different tax year-ends for operating partnerships and corporate partners; and changes to the interpretation of tax laws, including as a result of changes to applicable accounting standards or tax authorities adopting more aggressive auditing practices, tax reassessments or adverse court decisions impacting the tax payable by us.

•                  Litigation and legal matters including: our ability to successfully respond to investigations and regulatory proceedings; our ability to defend against existing and potential claims and lawsuits, including intellectual property infringement claims and class actions based on consumer claims, data, privacy or security breaches and secondary market liability; and the complexity of legal compliance in domestic and foreign jurisdictions, including compliance with competition, anti-bribery and foreign corrupt practices laws.

•                  Health, safety and the environment including: lost employee work time resulting from illness or injury, public concerns related to radio frequency emissions, environmental issues affecting our business including climate change, waste and waste recycling, risks relating to fuel systems on our properties, and changing government and public expectations regarding environmental matters and our responses.

•                  Economic growth and fluctuations including: the state of the economy in Canada, which may be influenced by economic and other developments outside of Canada, including potential outcomes of yet unknown policies and actions of foreign governments; future interest rates; inflation; unemployment levels; effects of fluctuating oil prices; effects of low business spending (such as reducing investments and cost structure); pension investment returns, funding and discount rates; and Canadian dollar: U.S. dollar exchange rates.

These risks are described in additional detail in Section 9 General trends, outlook and assumptions, and regulatory developments and proceedings and Section 10 Risks and risk management in our 2017 annual MD&A. Those descriptions are incorporated by reference in this cautionary statement but are not intended to be a complete list of the risks that could affect TELUS.

Many of these factors are beyond our control or our current expectations or knowledge. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial may also have a material adverse effect on our financial position, financial performance, cash flows, business or reputation. Except as otherwise indicated in this document, the forward-looking statements made herein do not reflect the potential impact of any non-recurring or special items or any mergers, acquisitions, dispositions or other business combinations or transactions that may be announced or that may occur after the date of this document.

Readers are cautioned not to place undue reliance on forward-looking statements. Forward-looking statements in this document describe our expectations and are based on our assumptions as at the date of this document and are subject to change after this date. Except as required by law, we disclaim any intention or obligation to update or revise any forward-looking statements. The forward-looking statements in this news release are presented for the purpose of assisting our investors and others in understanding certain key elements of our expected 2018 and 2019 financial results as well as our objectives, strategic priorities and business outlook. Such information may not be appropriate for other purposes.

This cautionary statement qualifies all of the forward-looking statements in this document.

Non-GAAP and other financial measures

We have issued guidance on and report certain non-GAAP measures that are used to evaluate the performance of TELUS, as well as to determine compliance with debt covenants and to manage our capital structure. As non-GAAP measures generally do not have a standardized meaning, they may not be comparable to similar measures presented by other issuers. Securities regulations require such measures to be clearly defined, qualified and reconciled with their nearest GAAP measure.

Adjusted Net income and adjusted basic earnings per share: These measures are used to evaluate performance at a consolidated level and exclude items that may obscure the underlying trends in business performance. These measures should not be considered alternatives to Net income and basic earnings per share in measuring TELUS’ performance. Items that may, in management’s view, obscure the underlying trends in business performance include significant gains or losses associated with real estate redevelopment partnerships, gains on the exchange of wireless spectrum licences, restructuring and other costs, long-term debt prepayment premiums (when applicable), income tax-related adjustments and asset retirements related to restructuring activities.

Reconciliation of adjusted Net income

	Three months ended September 30		Dollar
C$ and in millions	2018	2017	change
Net income attributable to Common Shares	443	403	40
Add back (deduct):
Restructuring and other costs, after income taxes[1]	130	16	114
Favourable income tax-related adjustments	(3)	(2)	(1)
Non-recurring gains and equity income related to real estate joint ventures, after income taxes[2]	(150)	—	(150)
Long-term debt prepayment premium, after income taxes	25	—	25
Adjusted Net income	445	417	28

(1)         Includes our third quarter of 2018 donation to the TELUS Friendly Future Foundation of $90 million after income taxes.

(2)         Includes equity income arising from the third quarter of 2018 sale of TELUS Garden of $150 million after income taxes.

Reconciliation of adjusted basic EPS

	Three months ended September 30		Dollar
C$, per share amounts	2018	2017	change
Basic EPS	0.74	0.68	0.06
Add back (deduct):
Restructuring and other costs, after income taxes, per share[1]	0.22	0.03	0.19
Favourable income tax-related adjustments, per share	(0.01)	(0.01)	—
Non-recurring gains and equity income related to real estate joint ventures, after income taxes, per share[2]	(0.25)	—	(0.25)
Long-term debt prepayment premium, after income taxes, per share	0.04	—	0.04
Adjusted basic EPS	0.74	0.70	0.04

(1)         Includes our third quarter of 2018 donation to the TELUS Friendly Future Foundation of $0.15 per share after income taxes.

(2)         Includes equity income arising from the third quarter of 2018 sale of TELUS Garden of $0.25 per share after income taxes.

EBITDA (earnings before interest, income taxes, depreciation and amortization): We have issued guidance on and report EBITDA because it is a key measure used to evaluate performance at a consolidated level. EBITDA is commonly reported and widely used by investors and lending institutions as an indicator of a company’s operating performance and ability to incur and service debt, and as a valuation metric. EBITDA should not be considered an alternative to Net income in measuring TELUS’ performance, nor should it be used as an exclusive measure of cash flow. EBITDA as calculated by TELUS is equivalent to Operating revenues less the total of Goods and services purchased expense and Employee benefits expense.

We also calculate Adjusted EBITDA to exclude items of an unusual nature that do not reflect our ongoing operations and should not, in our opinion, be considered in a valuation metric, or should not be included in an assessment of our ability to service or incur debt.

Reconciliation of Adjusted EBITDA

	Three months ended September 30
C$ and in millions	2018	2017
Net income	447	406
Financing costs	196	149
Income taxes	134	142
Depreciation	419	410
Amortization of intangible assets	153	137
EBITDA	1,349	1,244
Add back restructuring and other costs included in EBITDA	173	23
Deduct gains and equity income related to real estate joint ventures	(171)	—
Adjusted EBITDA	1,351	1,267

Free cash flow: We report this measure as a supplementary indicator of our operating performance. It should not be considered an alternative to the measures in the Consolidated statements of cash flows. Free cash flow excludes certain working capital changes (such as trade receivables and trade payables), proceeds from divested assets and other sources and uses of cash, as found in the Consolidated statements of cash flows. It provides an indication of how much cash generated by operations is available after capital expenditures (excluding purchases of spectrum licences) that may be used to, among other things, pay dividends, repay debt, purchase shares or make other investments. Free cash flow may be supplemented from time to time by proceeds from divested assets or financing activities.

Calculation of free cash flow

	Three months ended September 30
C$ and in millions	2018	2017
EBITDA	1,349	1,244
Deduct non-cash gains from the sale of property, plant and equipment	(3)	(2)
Restructuring and other costs, net of disbursements	42	(19)
Deduct non-recurring gains and equity income related to real estate joint ventures	(171)	—
Donation to TELUS Friendly Future Foundation in TELUS Common Shares	100
Effects of contract asset, acquisition and fulfilment	(56)	(47)
Items from the condensed interim consolidated statements of cash flows:
Share-based compensation, net	34	22
Net employee defined benefit plans expense	24	20
Employer contributions to employee defined benefit plans	(9)	(17)
Interest paid	(198)	(146)
Interest received	2	1
Capital expenditures (excluding spectrum licences)	(762)	(821)
Free cash flow before income taxes	352	235
Income taxes paid, net of refunds	(49)	(20)
Free cash flow	303	215

Our method of calculating Free cash flow has been revised to reflect the discretionary nature of the donation to the TELUS Friendly Future Foundation that fundamentally transformed our operating model in respect of philanthropic giving.

About TELUS

TELUS (TSX: T, NYSE: TU) is one of Canada’s largest telecommunications companies, with $14.1 billion of annual revenue and 13.3 million subscriber connections, including 9.2 million wireless subscribers, 1.8 million high-speed Internet subscribers, 1.3 million residential network access lines and 1.1 million TELUS TV customers. TELUS provides a wide range of communications products and services, including wireless, data, Internet protocol (IP), voice, television, entertainment, video and home and business security. TELUS is also Canada’s largest healthcare IT provider, and TELUS International delivers business process solutions around the globe.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed over $650 million to charitable and not-for-profit organizations and volunteered more than 1.21 million days of service to local communities since 2000. Created in 2005 by President and CEO Darren Entwistle, TELUS’ 13 Canadian community boards and five International boards have led the Company’s support of grassroots charities and have contributed $72 million in support of 7,000 local charitable projects, enriching the lives of more than 2 million children and youth, annually. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations Richard Gilhooley (778) 868-0235 Richard.Gilhooley@telus.com	Investor Relations: Darrell Rae (604) 695-4314 ir@telus.com